United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Solstice Advanced Materials Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-42812	33-2919563
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

115 Tabor Rd Morris Plains, NJ	07950-2546
(Address of principal executive offices)	(Zip Code)

Brian Rudick Senior Vice President, General Counsel and Corporate Secretary
(973) 370-8188
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an exhibit to this Form SD and is publicly available at the following Internet website: https://www.solstice.com/us/en/compliance-integrity. The content of any website referred to in this Form SD, including any exhibit hereto, is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an exhibit hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SOLSTICE ADVANCED MATERIALS INC.
(Registrant)

By:	/s/ Brian Rudick	Date: May 29, 2026
Name:	Brian Rudick
Title:	Senior Vice President, General Counsel & Corporate Secretary